On paper bearing:

the oval stamp of:
Jean-Pierre Benoist - Pascal Dufour - Claudine Savary
Notaries, 15 blvd Poissoni re 75002 PARIS

the inked stamp of
D. RIGOLLET - M. BIDAUX
F. BACH - E. et S. GUICHARD
Notarial Partnership
52 Faubourg de Montbeliard 90000 BELFORT







===============================================================================
                                 1 DECEMBER 2000
                                 FINANCIAL LEASE

                          GIVEN BY NATIOCREDIMURS (80%)
                               AND BATIFRANC (20%)

                         IN FAVOUR OF XEIKON FRANCE S.A.

===============================================================================
the oval stamp of:
Jean-Pierre Benoist - Pascal Dufour - Claudine Savary
Notaries, 15 blvd Poissoni re 75002 PARIS





                204018 02


PAD/79/GC

                MAITRE PASCAL DUFOUR, Notary, Member of the Professional Partnership "Pascal DUFOUR, Jean-Pierre BENOIST and Claudine SAVARY" owner of a Notarial Office at PARIS (second arrondissement), 15 Boulevard Poissoni re

                Has received this deed in authentic form,

                AT THE REQUEST OF:


                1ST - The company called NATIOCREDIMURS SOCIETE EN NOM COLLECTIF, limited partnership with a capital of EUR 22,800,000,with principal office at PUTEAUX (Hauts de Seine), "Le Metropole" building 46/52, rue Arago, identified under SIREN number 332.199.462 in the register of commerce and companies of NANTERRE.

                And definitively certified as "Etablissement de Credit-Societe Financi re (credit institution - finance company), as is indicated by a decision of the Committee of Credit Institutions delivered at Paris on 20 March 1985 and a letter from the BANQUE DE FRANCE dated 9 May 1985.

                Represented by:

                Mr Bernard DESVAUX, legal adviser, with address PUTEAUX (Hauts de Seine), 46-52 rue Arago.

                Acting pursuant to delegation of powers conferred on him under the terms of an instrument recorded in the notarial office at PARIS
        (2nd), 15 Boulevard Poissoni re, 21 January 1998.

                By Mr Jean-Rene BRUNON, acting in his capacity as Chairman of the Board of Directors of the NATIO LOCATION societe anonyme, with a share capital of 31,000,000 francs, with principal office at PUTEAUX (Hauts de Seine), "Le Metropole" building, 46/52 rue Arago, identified under SIREN no. 310.188.784 in the register of commerce and companies of NANTERRE, appointed to these functions pursuant to the resolution of the Board of Directors of said company dated 23 June 1992, to which functions he was reappointed pursuant to a resolution of said Board of Directors dated 27 May 1998.

                An authenticated copy of the minutes of the latter resolution has been lodged in the files of the records of aforementioned notarial office, pursuant to deed dated 18 November 1998.

                The NATIO LOCATION company acting in its capacity of the manager pursuant to the articles of association of the limited partnership NATIOCREDIMURS SOCIETE EN NOM COLLECTIF.

                IT BEING RECORDED HERE that the company designated "BNP PARIBAS LEASE GROUP", societe anonyme with a share capital of EUR 283,891,248, with principal office at PUTEAUX (Hauts de Seine), "Le Metropole" building, 46/52 rue Arago, identified under SIREN no. 632.017.513 in the register of commerce and companies of NANTERRE, is currently joint manager of the limited partnership NATIOCREDIMURS SOCIETE EN NOM COLLECTIF:

                        - As holder of the rights of the company "BNP LEASE",
                societe anonyme with a share capital of EUR 108,560,756, with principal office at PUTEAUX (Hauts de Seine), "Le Metropole" building, 46/52 rue Arago, identified under SIREN no.
                632.012.712 in the register of commerce and companies of NANTERRE, further to a completed merger operation following the General Meeting of Shareholders of BNP PARIBAS LEASE GROUP on 3 July 2000.

                        - The company BNP LEASE itself acquiring the rights of
                the company called "NATIO LOCATION", further to a completed merger operation following the General Meeting of Shareholders of BNP LEASE on 30 November 1999;

                2ND - The Company BATIFRANC, Societe Anonyme d'Economie Mixte (company incorporated for the general good whose members are both public and private sector corporations ), with a share capital of FRF 46,364,100 and with principal office at BESANCON (25), 32 Rue Charles Nodier, identified under SIREN no.328,517,321 in the register of commerce and companies of BESANCON.

                Specialized Finance Company certified as a real estate company for commerce and industry by the National Credit Council on 6 July 1983, and subsequently by the Committee for Credit Institutions on 29 March 1996, for realizing in the context of law no. 84-46 of 24 January 1994 as amended, all lease-back operations relating to real property on behalf of a professional clientele.

                Represented by:

                Mr Alain CLERC, Management Assistant, electing domicile in the offices of the company he represents,

                Acting pursuant to authorization granted to him by Mr Pierre CHAVELET, domiciled at BESANCON (Doubs), 32 rue Charles Nodier, under the terms of a private power of attorney dated 30 November 2000, the original of which remains attached HERETO;

                Acting pursuant to authorization by Mr Jacques BICHET, Chairman of the Board and General Manager of the BATIFRANC company, pursuant to those powers delegated by Mr BICHET to him on 8 June 1998.

                Mr BICHET himself acting pursuant to authorization by the Board of Directors of BATIFRANC on 28 May 1998.

                An authenticated copy of the minute of the Board of Directors and the original of the delegation of powers have been attached to a deed registering this deposit received by Maitre BOCQUILLON, Notary at BESANCON, on 12 June 1998.

                Said companies, NATIOCREDIMURS, BATIFRANC acting jointly among themselves for the indivisible proportion of namely:

                -       for NATIOCREDIMURS 80%, leading party

                -       for BATIFRANC 20%

                Referred to hereinafter as "LESSOR".

                Relations with "ACCEPTOR" of the financial lease being handled by NATIOCREDIMURS, leading party.

                                                      PARTY OF THE FIRST PART

        4TH - The company designated XEIKON FRANCE S.A., societe anonyme (public limited company pursuant to French law) with a share capital of FRF 133,776,500, with principal office at BELFORT (Belfort District), 28 Rue Thierry Mieg, identified under SIREN number 384.592.622 and entered in the Commercial and Company Register of BELFORT.

                Represented here

                By Mr Frederic CONVENT, standing representative of the company NIPSON INTERNATIONAL, Director of the Company XEIKON France S.A., domiciled at the address of the company he represents,

                Acting pursuant to instructions given to him by Mr Alfons BUTS, under the terms of a private power of attorney dated 29 November 2000, whereof the original remains attached HERETO.

        The said Mr BUTS being himself the Chairman of the Board of Directors of said company, himself especially authorized for the purposes of these presents with authorization to delegate pursuant to a resolution of the Board of Directors of the company dated 9 May 2000, whereof an authenticated abstract remains attached HERETO.

                        It being recorded here that said company was formerly
                named NIPSON and that further to the General Meeting of 13 October 2000, the shareholders of said company decided to amend the name of the latter company in order to adopt the current name.

                Referred to hereinafter as "ACCEPTOR" or "Lessee".

                                                      PARTY OF THE SECOND PART

                WHO, prior to proceeding to the deed that is the subject of these presents, have declared and expounded as follows:

                             PRELIMINARY DECLARATION
                          TRANSFER OF RISKS TO ACCEPTOR


                ACCEPTOR is the instigator of the investment relating to the immovable that is the subject of these presents, with respect to which he has determined or accepted the entirety of its technical specifications.

                ACCEPTOR, who is to become the owner of the immovable concerned, as will be detailed here below, acknowledges that the role of LESSOR in this operation is limited to assuring subject to the conditions agreed below, the financing of this investment by means of a financial lease for real property.

                In these conditions and although the immovable is to belong LESSOR, it appears justifiable that ACCEPTOR should assume the entirety of the risks and duties whatever these might be, even should these arise from force majeure, which might be incumbent on the builder or the owner of the property pursuant to common law.

                This agreement is reached in the light of this preliminary declaration, which should always be referred to in order to determine as far as necessary the sharing between parties, of the charges, obligations, and risks and in order to define their joint intention.

                                    STATEMENT

                                       -I-

                              APPLICATION FOR LEASE

                ACCEPTOR has requested LESSOR to provide him its aid in order to finance in the form of a financial lease for real property including the specific form of lease-back, in the context of the texts set out below, the acquisition of a complex of immovables situate at BELFORT, belonging to him.

                                      -II-
                                    PURCHASE

                In order to bring about the realization of this operation, LESSOR has acquired the immovable from ACCEPTOR:

                Subject to the terms of a deed received concurrently with these presents by Maitre RIGOLLET, Notary at Belfort on this day.

                This acquisition has been made at the price contract in hand of FORTY-FOUR MILLION FRANCS paid subject to the terms of said deed, where the amount of THIRTY MILLION FRANCS (FRF 30,000,000.00) is paid in cash and where it is provided that FOURTEEN MILLION FRANCS (FRF 14,000,000.00) is paid by setting it against the sum paid in by advance by ACCEPTOR, record of which is made below.

                Under the terms of this deed, LESSOR has also paid to SELLER, Acceptor in these presents, a sum of SIX HUNDRED AND SIXTY THOUSAND TWO HUNDRED AND FIFTY-TWO FRANCS AND THIRTY-SIX CENTIMES (660,252.36) representing the amount of the VAT that must be repaid by the latter to the tax authorities, in consequence of the change, in application of the provisions of Article 210 Annex II of the General Tax Code.

                As for all other conditions and specific stipulations of said sale, reference is made to aforementioned deed in which ACCEPTOR appears in the capacity of seller.

                                      -IV-

                             CLASSIFIED INSTALLATION

                ACCEPTOR declares that the activity pursued in the premises that are the subject of the current lease falls under the regulations applicable to installations classified for the protection of the environment.

                He recalls in this respect that the BULL PERIPHERIQUES company, who was the former operator, obtained for the operation of its premises these including those who are the subject of this current financial lease, authorization to operate subject to the terms of the decisions given by the Prefecture of the District of Belfort, namely:

                - the activity of producing powdered inks, authorized by Prefectoral decision no. 2817 of 4 November 1985;

                - and drum production activity, regulated by Prefectoral decision no. 2844 of 19 November 1981, amended by Prefectoral decision no. 1789 of 11 October 1983 and the Prefectoral decision no. 1141 of 7 June 1988.

                ACCEPTOR states moreover that he signed the statement of change of operator relating to these activities on 9 February 1996.

                The BULL PERIPHERIQUES company moreover signed a declaration made to the Prefecture of the District of Belfort dated 23 July 1986 concerning the transformers containing pyralene. In this respect, ACCEPTOR declares that there are three transformers containing pyralene on the premises, namely:

                -       Building 7A - a transformer with a capacity of 1250 kVA
                        - PCB

                -       Building 7B - a transformer with a capacity of 800 kVA -
                        PCB

                -       Building 9 - a transformer with a capacity of 630 kVA -
                        PCB

                As well as all that has been declared to the Prefecture by ACCEPTOR in his letter dated 19 September 2000.


                                       -V-

                The amount of the investment not including the value added tax is determined at the amount of FORTY-FOUR MILLION FRANCS (44,000,000.00) corresponding to the amount of the acquisition price, contract in hand, of the complex of immovables described here below.

                                      -IV-

                This act sets out the general and specific conditions subject to which the LESSOR proposes to arrange that ACCEPTOR, first obtains possession in the capacity of lessee, then eventually ownership should ACCEPTOR so desire, of the immovable specified here below.

                THIS BEING STATED one may proceed to the agreements that are the subject of these presents.

                                      PLAN

        The agreements are considered as follows:

                                    CHAPTER I
                           GENERAL CONDITIONS OF LEASE

        A - Subject and designation

        B - Use of the premises

        C - Duration

        D - Charges and conditions

        E - Insurance

            1 degrees)  Agreement of policies relating to the buildings

            2 degrees)  Agreement of policies relating to the contents

            3 degrees)  Other provisions

            4 degrees)  Loss

        F - Transfer

            1 degrees)  By ACCEPTOR

            2 degrees)  By LESSOR

        G - Sub-lease

        H - Pledge

        I - Rent

        J - Information concerning the replacement of the French monetary unit by the single European currency

        K - Termination at the request of ACCEPTOR

        L - Termination at the request of LESSOR

        M - Representative annual tax of the lease fee or VAT option

        N - Acquisition by eminent domain or requisition


                                   CHAPTER II
                         UNILATERAL UNDERTAKING TO SELL

        O - Undertaking to sell

        P - Premature exercise of the option

        Q - Quitting the premises upon the expiry of the lease

        R - Possible regularization of the VAT deduction.


                                   CHAPTER III
                               SPECIAL CONDITIONS



                                   CHAPTER IV
                            MISCELLANEOUS PROVISIONS

                                    CHAPTER I
                           GENERAL CONDITIONS OF LEASE

                This contract does not comprise any renewal of the obligations resulting from any contract formerly agreed between parties and which must still be performed on the date on which this contract comes into effect, except where provided otherwise or differently in the following under the various chapter headings.

        A.      SUBJECT AND DESIGNATION

                The LESSEE leases and gives in lease in accordance with law no. 66-455 of the 2nd of July 1966, and subsequent texts, to ACCEPTOR, which is accepted for him by his representative,

                the goods and immovable rights, whose detailed designation is given here below, namely:

                                   DESIGNATION

                  1/AT BELFORT (District of Belfort), on the corner of rue Thierry Mieg where it has number 28, and Rue de Marechal Juin, comprising:

                A main building comprising:

                - a basement, with storage, testing room, training centre,

                - a ground floor with offices, laboratories, a dock for receiving and shipping goods,

                - a first floor with offices.

                An adjoining building comprising a single floor with assembly and adjusting shops, warehouse and heating.

                A car park offering 295 slots, and various access roads, grounds, and green spaces

                Entered in the cadastral register as section BX no. 9 for a total area of two hectares fifty-nine ares and forty-two centiares (2ha59a42ca).

              Such as the said property continues and comprises, with all its easements and appurtenances, and immovables by destination, tenements and jointly owned property, without exception and reserve, other than those that may should the case so be related to these presents.

              2/AT BELFORT (District of Belfort), rue des Trois Ch nes et Avenue des Usines, comprising:

              A main building called "7B" comprising:

              - a basement offering technical services with in particular a physico-chemical treatment plant, a laboratory and storage;

              - a ground floor with laboratories, a machine and surface treatment shops,

              - a floor with laboratories and offices.

                An adjoining building called "7A", comprising a single floor with offices, laboratories, production shop and storage. Grounds, access roads and green spaces, and adjoining land.

                Entered in the cadastral register as section BX no. 22 for a total area of one hectare ninety-five ares and sixty-four centiares (1ha95a64ca).

        B.      USE OF THE PREMISES

                For the entire duration of the financial lease contract, ACCEPTOR may not use the leased property, as he so undertakes, for any other than the purposes indicated in Chapter III of this contract.

                This use may not be changed in any way without the express written agreement of LESSOR. In no case may LESSOR be held liable in the event ACCEPTOR should ignore this rule governing use; the consequences of such will be borne exclusively by ACCEPTOR.

        C.      DURATION

                This lease is granted and accepted for a number of full and consecutive years; the date on which it comes into effect and the number of years are determined CHAPTER III - SPECIAL CONDITIONS.

        D.      CHARGES AND CONDITIONS

                This lease is moreover granted and accepted subject to the following general charges and conditions, that ACCEPTOR undertakes to perform and complete, namely:

                1 DEGREES) ACCEPTOR takes the leased premises in their condition on the day that the financial lease takes effect, without being able to demand that LESSOR makes any change or any repair at any period and of any nature whatsoever.

                2 DEGREES) Should LESSOR see fit, a survey of the premises will be drawn up in the presence of both parties within a month of the date on which these presents take effect at the expense of ACCEPTOR.

                ACCEPTOR undertakes not invoke any recourse against LESSOR by reason of poor work, latent or patent vices or defects, even should these prevent leased premises from being used and without being able to claim any reduction in the rent or fees whatsoever.

                For this reason, ACCEPTOR undertakes to inform LESSOR, within a month of making such observation of all defects or vices that he may discern in the structure so that LESSOR, should he deem fit, take all action whatsoever.

                Furthermore, ACCEPTOR may not exercise any recourse against LESSOR in the event of damage due to fire or explosion, water damage, or all other circumstance causing damage to the leased property, or in the event of a total or partial cessation of his activities by reason of material or intangible damage, whatever their cause may be.

                No indemnity may be claimed from LESSOR for hindrance of occupation, operating losses or direct or indirect nuisance of any nature whatsoever.

                3 DEGREES) ACCEPTOR will carry out at his expense, during the course of the lease, all maintenance works, all restoration and repair works of every sort, including enclosures, closures, fire curtains and others, parquet, tiling, locks and fastenings, plumbing, joinery, sanitation appliances, etc., this list being solely indicative and in no way exhaustive, as well as the major repairs such as defined in Article 606 of the Civil Code, such that the entirety will always be in a good condition, free of all defects or deterioration of all kinds whatsoever.

                ACCEPTOR will tolerate LESSOR causing the performance at the expense of ACCEPTOR in the leased premises of all repair works that might prove to be necessary, by reason of its absence, all without being able to claim any indemnity, nor reduction in rent; ACCEPTOR expressly waives the benefit of the provisions of article 1724, second paragraph of the Civil Code.

                4 DEGREES) ACCEPTOR will not be able without the express agreement of LESSOR to make any major changes in allocation, nor any opening in the walls, nor any change. Whatever the case, all works that may be performed by ACCEPTOR will be carried out subject to his responsibility and at his expense, risk and peril. In the event of works that affect the structure, these will be subject to the surveillance of an architect selected by LESSOR, whose fees will be borne by ACCEPTOR, said architect will in particular be required to determine whether the works carried out do not harm the appearance and the integrity of the immovable and do not diminish its value.

                Nonetheless, LESSOR will not be able to refuse modifications relating to the allocation of walls, or openings proposed by ACCEPTOR, other than for objective, logical, transparent and non-discriminatory reasons.

                ACCEPTOR undertakes moreover not to load the floors above what is permissible, after inspection by a consultancy or specialized body whose costs and fees will be borne by ACCEPTOR.

                5 DEGREES) ACCEPTOR will leave all installations, extensions and improvements in a good condition and without indemnification, upon his departure, for any reason whatsoever, in particular when the lease expires or is cancelled insofar that LESSOR does not require the restoration of all or part of the premises to the condition it was in upon the day this present lease took effect. It is nonetheless expressly agreed that LESSOR will not be able to demand restoration for those modifications that have been expressly authorized by him without reservation.

                LESSOR reserves the right, among others, to choose between the material performance of the necessary work or an indemnity representative of their costs, which indemnity will constitute a privileged lien, of the same status as the rent. The restoration works, if these must be carried out, will be carried under the supervision of an architect appointed by LESSOR, at the expense of ACCEPTOR.

                All the works performed during the lease, for any reason whatsoever, must be the subject of an insurance policy covering the responsibilities arising from same.

                6 DEGREES) ACCEPTOR must allow LESSOR or his agent, his architect, his contractors and workers, to enter the leased premises, whenever LESSOR deems such to be useful, including holidays, but in the latter case only in the event of urgency, in order to determine the condition of the leased premises.

                Apart from urgent cases, LESSOR will inform ACCEPTOR at least 48 hours in advance, by fax, of the day, the time, the name and the title of visitors, as well as the object of the visit. In the case of urgency, this warning period will be reduced to 24 hours subject to the same cares.

                7 DEGREES) ACCEPTOR will furnish the leased premises and keep them constantly provided with equipment, furniture and personal property, goods, in a sufficient quantity and of a sufficient value to at all times cover the payment of the rent and the performance of all the conditions of the lease.

                8 DEGREES) Bearing in mind the specific nature of this contract, ACCEPTOR will bear all the obligations relating to the lease of real estate that are normally borne by LESSEE, as well as all taxes on personalty, occupational taxes, or all those taxes that may be substituted for them, and all other taxes of any kind, including the annual tax on offices, household waste, discharges into the drains, sweeping, or all those which might replace them or be added to them, such that LESSOR need never worry or be applied to in this respect.

                He will settle, after having informed LESSOR, or repay him on his first request, all taxes, in particular property imposts, taxes and all other charges to which the rented premises or the lease itself may be subjected to, such that in all cases, the rent determined hereinafter will be received net of all real charges whatsoever, to the sole exclusion of taxes likely to burden the revenues of the lease, which are and will remain at the charge of LESSOR. The repayment or the payment of these by ACCEPTOR must be made in the form of a supplement to the rent.

                ACCEPTOR alone will bear and will moreover remain responsible for the consequences of all errors, inadequacies or failures of declaration that might be attributed to him and which might be harmful to LESSOR.

                9 DEGREES) ACCEPTOR, ultimate payer of the imposts, taxes and charges incumbent on the leased premises or on the lease, will have the option of disputing the amount or the principle of every tax that he has to bear directly or must pay indirectly, but he may only formulate such an objection to the administrations or collective bodies concerned at his own expense, risk and peril, in the name of the LESSOR, who by these presents hereby delegates to him insofar necessary all powers useful to this effect. All claims and objections which may be formulated by ACCEPTOR in respect of LESSOR will be considered as having no effect, as LESSOR does not himself intend to assume the burden of making any objections to administrations or bodies. Nonetheless such an objection cannot have as effect any delay in the date these charges fall due.

                It is expressly agreed that in the context of his claims and objections in respect of the administrations or collective bodies concerned the ACCEPTOR may request LESSOR for all documents or information that the latter may dispose of that could prove to be necessary for the defence of his interests. LESSOR undertakes to make the greatest effort to communicate these documents and this information to ACCEPTOR within sufficient time to allow him to preserve his rights.

                All repayments of imposts or taxes as well as all relief that may be obtained will accrue exclusively to ACCEPTOR.

                10 DEGREES) In the event that the rented property is dependent on a co-ownership (condominium pursuant to French law), ACCEPTOR will repay LESSOR all sums that the latter may pay to the building manager (SYNDIC) for costs and works.

                  LESSOR grants as of this time all powers to ACCEPTOR to represent him at the General Meetings of the co-ownership.

                11 DEGREES) ACCEPTOR undertakes to comply with all decisions, particularly those of the municipality, current or in the future, regarding all aspects of the storage of all fuels (quantities and methods of storage), of all flammable and toxic products and in general all regulations concerning pollution and the environment.

                Similarly it will be the exclusive task of ACCEPTOR to take all the necessary steps for the destruction at his own expense, as soon as such make their appearance, of all insects, rodents, or other vermin.

                12) ACCEPTOR undertakes not to disturb the tranquillity or peaceful occupation of the other occupants or neighbours of the immovable, both when deliveries are made and upon the arrival and departure of employees and agrees not to use, not even in part, the leased premises for an activity that undermine the good morals or good reputation of the complex of immovables.

                13 DEGREES) ACCEPTOR will make it his personal business without any recourse against LESSOR to concern himself with the easements of all kinds that encumber or could encumber said grounds and structures, defending himself and profiting from the active easements, should there be cause.

                In the event that the complex of immovables is constructed on a site lying in a controlled zone, ACCEPTOR agrees to comply with all regulations of any nature whatsoever, including those incumbent on the owner that might arise from the specifications and other documents governing this zone.

                14 DEGREES) To the extent that he has opted for or is obliged to keep accounts of a commercial nature, ACCEPTOR undertakes during the entire duration of the financial lease, to provide LESSOR, upon his first request, an authenticated copy of his balance sheet and profit and loss account, as well as copy of the reports of the Board of Directors to the General Meeting and of the Auditors.

                ACCEPTOR will inform LESSOR of all registrations of lien that may be made in his respect pursuant to the texts of law or regulation as well as all financial lease operations for personal property relating to goods installed in the premises that are the subject of this financial lease.

                15 DEGREES) ACCEPTOR undertakes to comply with all current or future regulations governing the occupation, utilization, and the fitting out of the complex of immovables and the activity he pursues. It is forbidden, specifically with respect to the safety rules to use the premises in such a way that it would not be possible to demonstrate to LESSOR compliance with the required formalities, as well as the authorization that may be have to be provided for protection against the risks of fire and panic in establishments accessible to the general public.

                ACCEPTOR may not, for any reason whatsoever, invoke difficulties that he may encounter with in the context of the performance of his duties and compliance with the foregoing provisions to withdraw himself from the charges, in particular the financial one, of this contract or claim an indemnity or reduction of the obligations incumbent on him from LESSOR.

        E - INSURANCE

                It is the joint intention of parties that the immovable goods given in lease must be preserved during the entire term of the lease in their entirety. To this end insurance contracts, agreed or to be agreed, will serve to secure their integral reconstitution cover the harmful consequences of a loss in respect of whomsoever, including third parties.

                In the event of the contracts not providing sufficient cover, the financial consequences of a loss will be borne after the payment by the insurance companies by ACCEPTOR, who accepts this undertaking.

                ACCEPTOR will insure, both for his own account and for the account of LESSOR, the financial consequences of that third party liability that one or the other may incur for whatsoever reason and for whatsoever cause there might be with companies of good standing and sound financial reputation.

        1 DEGREES) AGREEMENT OF POLICES RELATING TO THE BUILDINGS

                  a) ACCEPTOR will agree with his own insurer, both for his own account as for that of LESSOR, an insurance contract intended to cover the new value of the immovable goods and all the fittings and installations which have become immovable by their use made available to ACCEPTOR.

                This contract will cover the following risks:

                - fire, lightning, all explosion for new value

                - loss of financial lease rent (18 months) or advance rent and/or loss of occupancy,

                - electrical damage

                - surveyor fees

                - storm, hurricane, cyclone, whirlwind, tornado

                - all hail damage

                - damage caused by the weight of snow or ice

                - damage caused by the backing up of drains

                - strikes, riots, popular movements

                - crash of a land vehicle

                - falling aeroplanes or space vehicles

                - smoke

                - water damage

                - civil liability of the owner of the immovable

                - recourse of neighbours and third parties

                - glass breakage

                and including a clause waiving recourse against LESSOR.

                b) Should ACCEPTOR deem the foregoing guarantees to be insufficient, he may enter into all insurance that he considers necessary to complete or perfect the guarantees imposed by LESSOR. ACCEPTOR may not assert that he had insufficient cover of the risks as a the consequence of an exclusion or non-cover in order not perform the obligations incumbent on him by reason of the financial lease contract.

                LESSOR authorizes ACCEPTOR from this moment on for the entire duration of the financial lease to make at all times every assessment of risks necessary for the preparation and follow-up of this insurance.

        2 DEGREES) AGREEMENT OF POLICIES RELATING TO CONTENT

                   a) Moreover, ACCEPTOR must insure for the common account, should there be reason for this, the fittings and installations equivalent to personalty that have become immovable by destination, the furnishings and movable goods, merchandise, equipment and in general all goods stored and/or belonging to him or installed at his expense as well as the responsibilities arising both from the possession of said goods as from his capacity as occupant and operator or builder.

                    This contract must in particular cover the following risks:

                - fire, including fire due to malicious intent, lightning, explosion for the replacement value or new value as the case may be (movables or immovables)

                - falling aeroplanes or space vehicles

                - storm, hurricane, cyclone,

                - strikes, riots, popular movements

                - water damage

                - theft

                - civil liability - recourse by neighbours and third parties and will include a clause waiving all recourse against LESSOR.

                b) An insurance policy covering operating losses must be entered into by the ACCEPTOR of the premises, who waives all exercise of recourse for this reason against LESSOR in the event of the total or partial stoppage of his activity caused by tangible or non-tangible damage, whatever the cause of same may be. ACCEPTOR gives as of now his agreement to insurance company to assign to LESSOR the financial lease rent payments included in the insured general costs.

        3 DEGREES) OTHER PROVISIONS

                a) The annual premiums will be settled by ACCEPTOR who undertakes to do so and must be able to prove this at the first request of LESSOR, and to do this even though these policies must necessarily be both for his account and for the account of LESSOR who hereby gives ACCEPTOR authorization to this effect under the terms of article 1984 of the Civil Code, which is accepted by ACCEPTOR.

                These provisions entail an obligation on ACCEPTOR:

                - to make it clearly apparent in the policies that he acknowledges that LESSOR is the direct beneficiary of the entirety of any indemnification paid relating to the immovable;

                - to communicate to the companies concerned, so that these are not unaware of this, an authenticated copy of provisions of 1 degrees) and 2 degrees) of chapter I, E - Insurance, as well as of these other provisions;

                - together with the said companies to adopt all measures necessary for the immediate and direct notification of LESSOR in the event of the total or partial non-payment of the premiums in the month they fall due and prior to such takes effect of any suspension, cancellation or reduction of the guarantees concerned whatever they cause of this may be, except in the event of the prior written agrement of LESSOR.
        These measures are an essential and necessary condition without which this contract would not be agreed. Consequently, LESSOR may, if he deems fit, exercise the cancellation clause at the request of the LESSOR indicated here below in the event of a serious breach that could affect the extent or validity of these policies;

                - to send to LESSOR, upon his first request a certificate emanating from said companies detailing the risks and responsibilities covered as well as the corresponding amounts.

                b) This must be proven by all policies subscribed to by all interested parties prior to the acquisition of the immovable by LESSOR and whereof the effect would accrue to the successive purchasers; in particular it must also be evident from all policies relating to the structure as provided by the legislation in effect.

                c) ACCEPTOR will moreover make it his personal business to attend to all damage caused to the fittings that he will install in the premises given in lease, as well as those caused to the furnishings, equipment, merchandise and to all objects of which he is the holder for any reason whatsoever.

                d) ACCEPTOR must be capable of showing upon the first request of LESSOR that he is the holder of a "Fire Prevention and Control" subscription with an organization certified by the plenary meeting of the fire insurance companies, whose tasks will at least cover the obligations arising from all legal or regulatory provisions whether current or future relating to the nature and the use of the buildings.

                e) ACCEPTOR must with respect to works performed during the course of the financial lease insure the complementary works or structures with reference to the legal provisions as well as to the terms of this contract, both during performance and after completion) insurance for damage to the structure, fire, third party responsibility, etc.).

                f) In the event of the premises requiring insurance form part of a co-ownership, he will be required to take account of the fire insurance and insurance for other risks arranged by the building manager (syndic) under the conditions provided for subject to the regulations of the co-ownership.

                The insurance that is to be additionally arranged by the ACCEPTOR must on the one hand cover those works, fitting out and installations he has performed and to which consequently the insurance arranged by the building manager cannot extend, and on the other hand must complete this collective guarantee in such a way that all risks and responsibilities are insured both in kind and in money, as required by paragraphs 1 degrees) and 2 degrees) in the foregoing.

                The premiums relating to the policies subscribed to by the co-ownership will be included in the charges whereof payment is referred to in Article D - 10 degrees). It being specified here that for these purposes, LESSOR hereby authorized ACCEPTOR, who accepts, to settle the premiums with the building manager directly.

        4 DEGREES) LOSS

                a) ACCEPTOR must inform insurer in the form provided for in the insurance contract of all loss regardless of its extent even should it not give rise to any apparent damage; a certified copy of same will be sent on the same date to LESSOR under registered cover.

                b) In the event that as a result of fire, explosion whatever the cause of same might be, or of any loss whatsoever, the premises given in lease are either wholly or partially destroyed, or are rendered unusable, this contract will, contrary to the provisions of Article 1722 of the Civil Code, not be cancelled and will continue to have effect.

                Consequently, LESSOR undertakes to authorize ACCEPTOR to proceed to the reconstruction of the entirety of the property sustaining the loss, where LESSOR reserves the right to cause the performance of the works to be examined at all times by his architect.

                The insurance compensation will be paid to LESSOR, who will use them to pay for the restoration works; LESSOR only being bound to the amount of the compensation received not including tax.

                All sums settled by LESSOR by way of VAT will give rise to interest paid by ACCEPTOR in favour of LESSOR, subject to such conditions as may be determined by parties, and this continuing until LESSOR is credited by the administration.

                In the event of insufficient [funds] for any reason whatsoever, ACCEPTOR will be required to make up any further expense out of his own funds.

                ACCEPTOR must realize this reconstruction on an equivalent developed area, on behalf of LESSOR, having regard for the applicable planning rules and using materials of the same quality.

                c) LESSOR will determine in agreement with ACCEPTOR the modalities whereby he will settle the amount of architects' and contractors' fees directly, using the funds received from the insurance companies.

                d) ACCEPTOR must, prior to the commencement of the works give LESSOR the joint and several guarantee of a bank that undertakes to settle in his place all requests for funds by architects and contractors for those amounts not covered by the insurance companies, unless parties signing below agree otherwise.

                e) The failure to supplement the insurance compensation or to provide the guarantee referred to below, this applying prior to the start of the works, the lease will be terminated as of right should LESSOR deem fit. This cancellation will result in the loss of the benefit of the undertaking to sell, as well as the assumption by ACCEPTOR of the payment of compensation in the amount set out in Chapter III - "SPECIAL CONDITIONS", to which will be added one year's rent.

                Nonetheless, in order to protect himself against the consequences of the termination of the lease to which reference has just been made, ACCEPTOR may, should he so desire, avail himself of the clause providing for the premature exercise of the option (Chapter II -
        P) this, whatever the date of the loss may be, on condition that LESSOR is informed by registered letter accompanied by acknowledgement of receipt.

                The repurchase will take place within a period of three months, where ACCEPTOR is required, apart from the repurchase price defined in Chapter III "SPECIAL CONDITIONS" for the current year, to pay to LESSOR one full year of rent.

                Both in the one and in the other case, the insurance compensation received by LESSOR will be allocated, after the deduction of all sums due to the tax authorities payable by reason of receiving the compensation, in due proportions to all the sums payable by ACCEPTOR.

                If there is a cancellation as meant by the first paragraph of this articles, any surplus will remain the property of LESSOR. If the repurchase clause has been exercised, the surplus will return to ACCEPTOR.

                f) ACCEPTOR will continue to pay the amount of his rent, both for the principal and any appurtenances, regularly notwithstanding the loss and during the period of reconstruction of the totally or partially destroyed premises.

                All compensation paid to LESSOR by way of insurance for "loss of rent" and/or loss of tenancy will be set against the rent due.

                g) In the event that for any reason whatsoever, ACCEPTOR should find himself in a situation whereby it is impossible to rebuild for reasons beyond his control, and even in the event where this reconstruction would only be partially possible, ACCEPTOR may at his own choice:

                - either request the cancellation of the lease, in which case he must pay to LESSOR the compensation provided for in Chapter III "SPECIAL CONDITIONS" increased by six months of rent.

                In such cases, the insurance compensation received by LESSOR will be set, after the deduction of any sums that may be due to the tax authorities, in due proportion against all sums payable by ACCEPTOR. Should this compensation, as has already been indicated, be more than these sums, the surplus will remain the property of LESSOR.

                The cancellation requested in this way will give rise as of right to the loss of the benefit of the undertaking to sell;

                - or acquire the leased property in the context of the undertaking to sell, by means of the payment in full of the price provided for in Chapter III "SPECIAL CONDITIONS, to which will be added the amount of six months of rent.

                In this case the insurance compensation received by LESSOR will after the deduction of the sums that may be due to the tax administration be set in due proportion against the sums payable by ACCEPTOR. If this compensation payments, as has been said immediately above, is more than these sums the surplus will be paid to ACCEPTOR.

                h) The determination of the amount of the compensation that may be payable by the insurance company by reason of a partial or total loss occurring in the leased premises will be agreed by LESSOR in the presence of ACCEPTOR.

                The offers that will be made by the insurance companies may only be accepted by LESSOR with the agreement of ACCEPTOR, although the latter may not delay his response more than one month after notification has been made to him be LESSOR of his [lessor's] intention to accept the proposed offers. This notification will be made by registered letter accompanied by an acknowledgement of receipt.

                Should ACCEPTOR not agree on the amount of the compensation offered by the insurance companies, LESSOR authorizes ACCEPTOR to dispute, at the risk and peril of and in the name of LESSOR, the amount of these indemnities, call for all loss adjustment surveys and institute all proceedings that he sees fits, it being his task to summons LESSOR in intervention in said discussion and in proceedings.

                During the course of the dispute, LESSOR will continue to pay the amount of the rent payable during the period under consideration. He will moreover bear and immediately settle all expenses, dues and fees whatsoever that may be due.

                Should the dispute by ACCEPTOR have for effect that the start of rebuilding works are delayed, the periods determined above in article E, 4 degrees), b degrees) will not commence to run until the insurance companies have given their agreement to the start of the works.

                In the event that the objection by ACCEPTOR to an offer that LESSOR is inclined to accept should lead for any reason whatsoever to the compensation being set at a lower level than that acceptable to LESSOR, ACCEPTOR undertakes to make up to LESSOR from his own funds the difference between the final indemnity and the offer accepted by LESSOR.

        F - TRANSFER

        1 DEGREES) BY ACCEPTOR

                Acceptor will not be able to transfer his right to this financial lease either wholly or in part, if this transfer is not made to the acquirer of his goodwill, except with the express written consent of LESSOR, on pain of the transfer being held to be void by reason of the denial of this clause and even of cancellation of this financial lease, should LESSOR deem fit.

                Any transfer of this financial lease must necessarily entail the transfer as of right of the benefit of the undertaking to sell granted below.

                Morever, the transferring ACCEPTOR will be held jointly and severally liable with his transferee for the performance of all obligations incumbent on him by these presents and in particular, the payment of the rents upon their due dates and the performance in full of all the clause of this financial lease.

                Consequently all successive lessees, even those who, having their ceded their right to the financial lease, no longer occupy the leased premises, will be held jointly and severally liable among themselves in respect of LESSOR for the payment of the rent and charges and the performance of all the clauses and conditions of the financial lease, such that LESSOR may act against all the successive lessees or against any one of them, they being all jointly liable.

                The foregoing provisions apply to all cases of transfer in any form whatsoever such as the contribution of the right to the financial lease into any company of any form whatsoever, or should this contribution be to a new company or to company already in existence.

                The transfer or contribution to a company must be transacted in the presence of LESSOR or he must be duly invited by means of a simple registered letter containing acknowledgement of receipt sent to his principal office at least eight days in advance.

                The transfer or contribution will recorded by notarized deed and an enforceable copy of same will be delivered free of costs to LESSOR.


        2 DEGREES) BY LESSEE

                In accordance with the provisions of article 1-1 of Law no. 66-455 of 2 July 1966 and its subsequent versions, LESSOR undertakes in the event of the sale or transfer of the property that is the subject of this lease to impose for the entire duration of these presents on the acquirer, transferee or legal successor, the performance of all the clauses and conditions of these financial lease agreements.

                In the event of the transfer of claims arising from this contract to a common fund of claims, in accordance with the legal and regulatory provisions in effect, the transfer of sureties that may guarantee each claim, including where applicable the benefit of insurance policies, will realized as of right in favour of said funds in accordance with the provisions of Article 34 para. 7 of Law no. 88-1201 of 23 December 1988 as amended.

                Moreover, the burden of collecting the claims thus transferred may be transferred pursuant to the provisions provided in Article 36 par. 2 of aforementioned law. In that case, ACCEPTOR will be informed of this by simple letter.

        G. SUB-LEASE

                ACCEPTOR has the option of sub-leasing all or part of the premises that are the subject of this contract, subject to the following reserves, which may not be set aside on pain of cancellation:

                1) No sub-lease whether total or partial of the premises may be granted by ACCEPTOR except with the prior written agreement of LESSOR.

                2) In the event of the authorization of a sub-lease, ACCEPTOR will be required to cause the following conditions to be respected:

                - the sub-lease or sub-leases granted may in no case expire after the expiry of this financial lease contract,

                - all works of fitting out or restoring to good condition following the sub-leases will be performed at the exclusive charge of ACCEPTOR, and the same applies to all compensation of any nature whatsoever that may be claimed by sub-lessees for any reason whatsoever;

                - the cancellation of the financial lease contract, for any reason whatsoever, will result as of right in the termination of all the granted sub-leases;

                - in the event of a default in the payment of the sums due by reason of the financial lease contract, ACCEPTOR authorizes LESSOR from this moment on to directly collect all sums due from his sub-lessees.

                3) The following clause must be reproduced in full in every sub-lease contract granted by ACCEPTOR:

                "For the lessor the right to occupy the rented premises results from a financial lease contract granted to him by the financial lessor, which contract will expire on , which the sub-lessee declares that he is aware of and undertakes to respect its terms.

                Prior to this sub-lease, sub-lessee expressly acknowledges having been informed that the sub-lease granted to him depends on the existence of financial lease contract which lessor is the holder of.

                In consequence, the sub-lease will irrevocably expire when the term of the financial lease contract comes to an end and the option of sale is not exercised by lessor or when it is terminated for any reason whatsoever.

                In the event of the expiry of the financial lease contract without the lessor exercising the sale option, or in the event of the termination of the financial lease contract for any reason whatsoever, the sub-lessee will be required immediately to relinquish the rented premises without being able to invoke a right based on this contract in respect of the financial lease company that has remained the owner.

                The lessor and the sub-lessee pledge pledges the sub-lease claim arising from this contract in favour of the financial lessor;

        Upon the first request of the financial lessor, the sub-lessee will be required to pay into the hands of the former all sums for which he may be liable in respect of lessor."

        H.      PLEDGE


                ACCEPTOR will only be able to give the goodwill exploited in the immovable that is the subject of this contract in pledge after having informed LESSOR of this by registered letter together with acknowledgement of receipt and after having received his consent in writing.

                In the event of a pledge having been granted without taking this clause into account, or in the case where a registration made by a third party and held to be valid by a full and final judicial decision and which registration has not been extinguished in the implementation of the decision, LESSOR may cancel this contract if he deems fit: the conditions of this cancellation being those set out in Article L - Cancellation at the request of LESSOR.


        I.      RENT

                This financial lease contract is granted and accepted by means of the payment, at the moments and in accordance with the modalities set out below, of a rent net of tax the amount of which and the conditions of payment whereof are specified in Chapter III.

                This rent will be increased by the value added tax (VAT) or all rights or taxes that may introduced in the future by way of replacement or in addition to this tax.

                All sums payable by ACCEPTOR to LESSOR by way of rents, charges, imposts of any nature whatsoever will be paid by debit advice.

                The successive payments will be made on the same date of each year as determined below in the SPECIAL CONDITIONS on the date the first payment fell due.

                In the event of non-payment by ACCEPTOR upon the due date of a rent instalment, or the non-payment of charges or all other sums payable by reason of this contract, within a fortnight of the invoice or the documents supporting the expenditure being sent, interest will be payable by reason of the penalty clause and without any prior notification being necessary on the outstanding sums, which interest will be calculated at the rate fixed in the SPECIAL CONDITIONS counting from the date the payment fell due, regardless of any exercise at the request of LESSOR of the cancellation clause as provided under Article L.

        J. INFORMATION RELATING TO THE REPLACEMENT OF THE FRENCH MONETARY UNIT BY THE SINGLE EUROPEAN CURRENCY

                Insofar necessary and in accordance with the general principles of monetary law, it is recorded here that claims of sums of money designated and/or payable in the monetary unit of a member country of the European community (national monetary unit) pursuant to these presents, will be considered as of right to be designated and/or payable in the single European currency when this national monetary unit ceases to have legal effect or more generally is replaced by the single European currency in accordance with the applicable community and or national regulations.

                The rates and conditions of conversion of the national monetary unit will be those resulting from the application of the provisions of
        Article 109 L of the Treaty of European Union.

                As this contract is agreed in the transition period, that is the prior to the final changeover to the Euro, ACCEPTOR has confirmed to LESSOR that the financial conditions are expressed in French francs.

                The term "French Francs" or "FRF" means pursuant to EC regulations no. 1103/97 of 17 June 1997 and no. 974/98 of 3 May 1998 a subdivision of the EURO that has the power of legal tender in the territory of the French Republic until 31 December 2001; it being specified here that the fiduciary currency in French Francs will cease to be legal tender in the territory of the French Republic at the latest six months after 31 December 2001. This six month period may be shortened by the law.

        K.      TERMINATION AT THE REQUEST OF ACCEPTOR

        1 DEGREES) ACCEPTOR may only request the termination of this contract as of the date determined in Chapter III and subject to the condition that he informs LESSOR of this at least three months in advance by registered letter together sent with an enclosed acknowledgement of receipt.

                Nonetheless, whatever the date of the loss or compulsory purchase, ACCEPTOR may make use of this termination clause on condition that he notifies LESSOR by registered letter together sent with an enclosed acknowledgement of receipt.

                The termination can only take effect after a period corresponding to a rent period.

        2 DEGREES) He will be required to pay eight days prior to the date of termination chosen by him, by way of indemnity pre-agreed by contract, the sum determined in Chapter III - "SPECIAL CONDITIONS".

        3 DEGREES) The termination indemnity, which is related to the specific nature of the financial lease, will be payable by the ACCEPTOR who is in a state of "redressement judiciare" (court-ordered protection from creditors, compare US Chapter 11) in those cases where the Administrator appointed by the Court does not pursue the performance of the contract.

        4 DEGREES) It is expressed provided that the termination of the contract will in all cases be subordinated to the performance in full of each and the entirety of the clauses, charges and conditions set out in Chapter I of this contract.

        5 DEGREES) The termination of the lease will result to loss as of right of the benefit of the undertaking to sell.

        6 DEGREES) In the event of court ordered protection from creditors or winding-up, ACCEPTOR will quit the premises, as of the date on which the termination comes into effect. In the event of a failure to respect this date, the occupant will have to pay to LESSOR an indivisible, monthly temporary occupation fee equal to three times the monthly rent calculated on the basis of the rent payments then in effect; this fee is not to confused with that provided for in Article K, 2 degrees) below.

        L. TERMINATION AT THE REQUEST OF LESSOR

                In the absence of the payment upon the due date of a single term of advance rent, rent, or the failure to perform any of the clauses of this contract, and after a period of month counting from a summons to pay or formal notice of default sent by extra-judicial deed, has passed without response and the expression of the wish of LESSOR to avail himself of this clause, the financial lease contract will be immediately terminated without there being any need to fill any judicial formality and notwithstanding all offers or subsequent deposits.

                During the lease, the termination of this contract will result as of right to the loss of the benefit of the undertaking to sell and to payment by way of the contractually agreed automatic penalty, a sum equal to that provided for in Chapter III, "SPECIAL CONDITIONS", increased by one year of rent.

                ACCEPTOR and/or any occupant dependent on him must quit the premises as of the date on which the termination of the contract takes effect. Should he refuse to do so, he may be obliged to do so by simple court order. In that case ACCEPTOR and/or any occupant dependent on him must pay an occupation fee calculated in accordance with the provisions of Article K 6 degrees) until effective departure from the premises.

                Should a procedure for a court-ordered protection from creditors be started in respect of ACCEPTOR, LESSOR will send notice of default to the court Administrator requiring him to give notice of whether he continues the contract or otherwise.

                In the absence of any response within a month counting from the receipt of this letter, the Administrator will be held to have waived the benefit of the contract in accordance with the law, and the contract will be terminated as of right with all the consequences thereof as set out above.

                The foregoing provisions constitute an essential and necessary condition of this lease without which it would not have been agreed.

        M. REPRESENTATIVE ANNUAL TAX OF THE LEASE FEE OR VAT OPTION

                The "SPECIAL CONDITIONS" states whether LESSOR opts for the imposition of the value added tax on the revenues of this lease.

                If the VAT is not opted for, the rents and supplements of the rents will be subjected to the annual tax representative of the lease fee and any additional tax it may incur.

                Should the VAT be chosen for, ACCEPTOR will continue to pay to LESSOR, in addition to his rent (lease payments), the interest calculated in accordance with the modalities set out in Chapter III - SPECIAL CONDITIONS.

        N. COMPULSORY PURCHASE AND REQUISITION

                Until the date of the execution of the order requiring the transfer of the ownership of the entire complex of immovable to the acquiring body, the planned rents will continue to be payable regardless of the modalities of occupation of the acquired premises by the ACCEPTOR may be.

                It is agreed that all negotiations with the acquiring administration about setting the compensation for the compulsory purchase will be handled jointly by ACCEPTOR and LESSOR.

                1 DEGREES) COMPLETE COMPULSORY PURCHASE

                The lease will be terminated as or right counting from the date of the execution of the order referred to above, without any indemnity being payable by LESSOR in favour of ACCEPTOR.

                ACCEPTOR must in this case pay LESSOR a compensation equal to the amount provided for in CHAPTER III - SPECIAL CONDITIONS.

                The sums paid to LESSOR by reason of the compulsory purchase will be attributed, after the deduction of all taxes that might be payable by LESSOR by reason of the receipt of the compulsory purchase payment, in due proportion to the amount of the compensation for termination, any surplus being transferred by LESSOR to ACCEPTOR.

                2 DEGREES) PARTIAL COMPULSORY PURCHASE

                Should only a part of the immovable be subject to compulsory date, the lease will continue in the part not subject to the purchase order. A reduction in the amount of the rent may then be agreed between parties, said reduction taking account among other things of the possibility of ACCEPTOR continuing his operation, and of the amount of the compensation from the various parties.

                Should the portion of the immovable that is not purchased be too small to allow the exploitation of the immovable goods given in lease, ACCEPTOR will have the option of requesting LESSOR, on condition that he informs him of this by registered letter sent with an accompanying acknowledgement of receipt, three months in advance:

                - either of the termination of this contract subject to the conditions provided for here below under Article K - Termination at the request of ACCEPTOR -, but without the condition concerning the period of notice;

                In this case, the compulsory purchase payment received by LESSOR, will be attributed after the deduction of all sums payable to the tax administration in due proportion to the sums payable by ACCEPTOR.

                Should this compensation, such as described in the foregoing, be greater than these sums, the excess will remain the property of LESSOR.

                Should the compulsory purchase payment be less than the termination compensation payable by ACCEPTOR, the latter will be required to make up the difference from his own funds to LESSOR.

                - or the purchase of the remaining part of the immovable by means of the payment in full of the price provided for in Chapter III -"SPECIAL CONDITIONS" subject to the same conditions that these provide here above in article N -1 degrees) relating to the full compulsory purchase.

                3 DEGREES) REQUISITION OF THE IMMOVABLE

                The lease will continue to have its full and entire effect, the rent will continue to be payable without reduction. The compensation paid for the requisition or temporary or partial occupation that will be paid accrues in its entirety to ACCEPTOR, but will be delegated by him to LESSOR, as soon as notice is given to him by the requisitioning atuthorities, to be set against the rent yet to fall due.

                                   CHAPTER II

                         UNILATERAL UNDERTAKING TO SELL


        O.      UNDERTAKING TO SELL

                LESSOR undertakes in respect of ACCEPTOR to sell him the immovable subject of these presents upon the expiry of the lease subject to the usual conditions and as of right, and in particular the right for the purchaser to take possession of the goods sold in the condition and such as they are composed on the day of the sale.

                PURCHASER must reimburse seller for the totality of the property tax for the year in progress in which the sale takes place. If the assessment notice has not yet been delivered by the day the deed is signed, purchaser will pay to vendor a sum determined on the basis of the tax assessment for the previous year. Where applicable all sums payable for costs and works whether performed or otherwise, in the name of the co-ownership, must also be reimbursed to seller by purchaser.

                This sale will take place at the risk and peril of ACCEPTOR without any guarantee by LESSOR for any reason whatsoever and in particular by reason of defect or hidden vice, whereby the provisions of article 1641 of the Civil Code are expressly waived.

                It expressly stipulated that the performance of the undertaking to sell is subordinate to the complete performance by ACCEPTOR of each and all of the clauses, charges and conditions set out in Chapter I of this contract.

                The sale price, should this undertaking be performed, is indicated in Chapter III of this contract. It will be payable in cash upon the signing of the original deed, which signing must take place at the latest on the expiry date of the lease.

                Moreover, ACCEPTOR will assume all rights, costs and fees arising from this transfer, as well as all imposts, dues, and taxes that the administration might demand from one or the other party, having regard for the duration of the contract, the sale price, and the rules of depreciation, with the exception of those that might be specific to LESSOR.

                ACCEPTOR must notify LESSOR by registered letter accompanied by a notice of acknowledgement of receipt at the very latest six months prior to the expiry date of the lease of his intention to exercise the option available to him.

        P.      PREMATURE EXERCISE OF OPTION

                ACCEPTOR will also have the option of acquiring the leased goods as of the dated indicated in Chapter III, on condition that he has regularly complied with the undertakings incumbent on him and that he has informed LESSOR at least one year prior to the date on which he intends to effect this purchase and has done this by registered letter accompanied by a notice of acknowledgement of receipt.

                This purchase may only take place on the anniversary of the date on which this contract comes into effect.

                In this case, ACCEPTOR must pay to LESSOR the sum determined in Chapter III - "SPECIAL CONDITIONS".

                The price of the sale will be paid in cash upon the signing of the notarized deed of sale.

                Should this take place, as in the case of the performance of the undertaking to sell at the end of the contract all rights, costs and fees arising from this transfer, as well as all imposts, dues, and taxes that the administration might demand from one or the other party, having regard for the duration of the contract, the sale price, and the rules of depreciation, will be borne solely by ACCEPTOR; moreover all sums that have not been received by way of rent in accordance with the modalities of this contract, whatever their source may be, including all sums payable by way of principal or appurtenance, including interest for late payment calculated as set out below (Chapter I, Article I - Rent); must have been deposited in the hands of the Notary instructed with drafting the deed, and this must be done 48 hours before the date chosen by ACCEPTOR or the expiry date of the contract.

                Purchaser must reimburse seller for the totality of the property tax for the year in progress in which the sale takes place. If the assessment notice has not yet been delivered by the day the deed is signed, purchaser will pay to vendor a sum determined on the basis of the tax assessment for the previous year. Where applicable all sums payable for costs and works whether performed or otherwise, in the name of the co-ownership, must also be reimbursed to seller by purchaser.

                Any failure by ACCEPTOR to deposit the funds in the hands of the Notary within the period provided for above or to sign the deed on the determined date, will result in ACCEPTOR losing the benefit of prematurely exercising the option referred to and this lease will then continue subject to the conditions provided for initially. Moreover, ACCEPTOR will assume all costs which LESSOR might have entered into.

        Q.      VACATING THE PREMISES UPON THE EXPIRY OF THE LEASE

                Should the purchase option not be exercised and should no new lease contract be agreed between parties, ACCEPTOR must vacate the premises at the very latest on the expiry date of this contract.

                In the event of a delay in vacate the premises, ACCEPTOR will pay to LESSOR an annual occupation indemnity equal to three times the rent collected during the last year of the lease, counted on a monthly pro rata temporis basis, where each commenced month will held to be payable.

        R.      POSSIBLE REGULARIZATION OF THE VAT DEDUCTION

                Should for any reason whatsoever, LESSOR be required to proceed, in accordance with the provisions of the General Tax Code, to whatsoever regularization of the deduction made by him of the value added tax initially raised on the construction or purchase of the immovable subject of this financial lease, every sum that LESSOR will be required in this way to repay to the tax administration must be repaid to him upon his first request and without delay by the ACCEPTOR of the financial lease, possible future purchaser of the immovable to whom in return LESSEE will supply the certificate provided for by the General Tax Code.

                Such a reimbursement by ACCEPTOR will be payable:

                - whatever the reason underlying the obligation on LESSOR to proceed to the regularization of the deduction, even should this reason exclude any transfer of the immovable,

                - even so the repayment of the value added tax by LESSOR will not lead to a right to the delivery of the certificate provided for below,

                - also, even should ACCEPTOR, for any reason whatsoever (regardless of whether this reason is attributable to him or not, or if it is independent or not of his will), not be able to effectively benefit from the right to deduct the value added tax indicated in the certificate that will be delivered to him by LESSOR.

                The reimbursement will not demanded from ACCEPTOR if the regularization of the deduction of the value added tax was payable upon the sale of the immovable by LESSOR to third party bound to perform the agreements of the financial lease in lieu of and in the place of the seller.

                In the event the sale of the immovable to ACCEPTOR by reason either of the undertaking to sell provided for in Chapter II above, or in implementation of all other provisions of this financial lease contract, in particular those relating to loss, the amount of the value added tax that the LESSOR will be required to pay for the regularization of the deduction must be repaid to him by purchaser upon the signing of the authentic deed of sale, this reimbursement not being in any way able to benefit from a delay in payment.

                Moreover, repayment of the regularization will be deducted as a matter of priority from the compensation which may be received from the insurance or from the compulsory purchase: this deduction will be made against the delivery of the certificate referred to above.

                The provisions of this article are and will applicable both to ACCEPTOR and his legal successors or assigns and in particular any transferee of the right to this financial lease.

                                   CHAPTER III
                               SPECIAL CONDITIONS


        1.      USE OF THE PREMISES (CHAPTER I, B)

                Immovable used for industrial purposes.

        2.      UPPER LIMIT OF THE FINANCE (ART. 1 OF THE PRELIMINARY
                CONDITIONS)


                FORTY-FOUR MILLION FRANCS (FRF 44,000,000) ex-tax as indicated in the statements being:

                -       share of NATIOCREDIMURS: 80% - Lead financier

                -       share of BATIFRANC: 20 %

        3. DEBIT ADVICE FOR THE PAYMENT OF THE FINANCIAL LEASE RENT (INSTALLMENTS) (CHAPTER I, 1)


                Details of the bank account of acceptor pursuant to the R.I.B.

                BANQUE NATIONAL DE PARIS
                Belfort Branch 00401
                Account no. 205 407 34

        4.      FINANCING OF VAT PAID OUT BY LESSOR

                Acceptor will repay to lessor the interest calculated at the rate of (MMR + 1)% per annum on the sums settled by way of VAT on the amount of the investment subject of these presents, but subject to an automatic delay for recovery of 4 months from date to date for each of the disbursements.

                MMR - Mean monthly money market rate
                (Monthly mean of average rates weighted in TEMPE or EONIA euros).

                The MMR used for the calculation of said interest will be the arithmetic mean of the 3 MMRs published for the months M - 3 to M - 1, where M is the month that the interest becomes payable.

        5. DATE ON WHICH THE LEASE COMES INTO EFECT AND DURATION OF THE LEASE (CHAPTER I, C)

                The lease will come into effect today for a period of ELEVEN full and consecutive years and nine full and consecutive MONTHS.

        6.      ADVANCE AUTHORIZED BY ACCEPTOR

                ACCEPTOR grants to lessor on this day a global advance of FOURTEEN MILLION FRANCS (FFR 14,000,000.00 ex tax) subject to the conditions and in accordance with the modalities set out below,

                LESSOR will open a special account in his books in the name of ACCEPTOR that corresponds to the advance granted and accepted above, that is intended to record the relations between ACCEPTOR and LESSOR.

                It being here specified that the amount of this advance is from now on in the possession of LESSOR, the price of the sale of the immovable by ACCEPTOR to LESSOR, have been stipulated as being payable in part to the amount of FORTEEN MILLION FRANCS by setting the amount of the acceptor's advance against same,

        7.      RENT (CHAPTER I,1)

                The rent will be calculated as will be stated below in function of the cost price elements of the immovable enumerated in the statement given in the foregoing and representing the sums invested by the lessor in this this financial lease operation.

                The rental periods will be invoiced quarterly in advance counting from the date this financial lease comes into effect.

                The first rent will be payable today by cheque.

                The following rent payments will be paid by debit order from the account of acceptor indicated above under 3.

                1/SHARE OF NATIOCREDIMURS

                        The amount ex-tax of each quarterly rent payment
                consists of the following two elements:

                a) A capital repayment part as determined by the values in the amortization table given below based on FRF 35,200,000 ex-tax.

                 TABLE OF AMORTIZATION VALUES OF RENTAL PAYMENTS
                             SHARE OF NATIOCREDIMURS


        Investment: 35,200,000               Residual value: FRF 6.56


        No.       Interest base         Amortization payment
        Start

        see figures in attached page

        b) a part consisting of interest calculated for each period on the capital still outstanding at the beginning of the period after the deduction of the capital amortization for said period. The rate to be used for this calculation will be based on the following formula:

      Nominal interest rate for the period = (3 month EURIBOR + 1.40) x 365/360
                                             ----------------------------------
                                                            4

        where EURIBOR (or TIBEUR) = Euro interbank borrowing rate.

        The reference rate will be the EURIBOR for M - 2, where M is the month of the date in which the due payment is settled.

        The 3 month EURIBOR rate is applied for 365/360ths, have regard for the interbank market rate where the resource is remunerated on the basis of the number of real days.

        CONVERSION TO FIXED INTEREST RATE OPTION

        NATIOCREDIMURS gives acceptor the option during the period of first five years of the financial lease contract to calculate the interest rate using a fixed and invariable interest rate, which will then be definitely imposed on parties for the entire duration of the contract still remaining to run. This option may exercised on a date corresponding to the day on which a quarterly period falls due by a request contained in a registered letter accompanied by an acknowledgement of receipt sent at least two months prior to said date.

        The interest rate then used will be the following:

                                   Nominal loan interest rate = TEC10 + 1.50

        TEC10 = Rate of actuarial return on a fictive treasury bond whose life will at all times be equal to ten years as published by the financial press. The reference used for the TEC10 will the monthly mean for the TEC 10 published in the month prior to the first rent affected by the consolidation.

        This consolidation will be the object of a fee determined by using the following formula:

        Last rent paid - (principal prior to payment - principal after payment)
        -----------------------------------------------------------------------
                                             3

        B) PROCESSING OF ACCEPTOR'S ADVANCE IN RELATION TO THE NATIOCREDIMURS SHARE


        By express agreement between parties, the repayment of acceptor's advance in relation to the NATIOCREDIMURS share will be effected by setting it in proper proportion against the payable rent due to NATIOCREDIMURS by reason of the financial lease contract for a total of 47 quarterly instalments calculated as follows:

        a) A capital repayment part as determined by the values in the contractually agreed amortization table shown below based on FRF 11,200,000 ex-tax.

               TABLE OF AMORTIZATION VALUES FOR ACCEPTOR'S ADVANCE
                             SHARE OF NATIOCREDIMURS


        Investment: 11,200,000                       Residual value: FRF 6.56


        No.       Interest base         Amortization payment
        Start

        b) a part consisting of interest calculated for each period on the capital still outstanding at the beginning of the period after the deduction of the capital amortization for said period.

                The rate to be used for calculating this interest on each installment will be that resulting from following formula:

                        Nominal interest rate = 3 month EURIBOR


                The reference rate will be the 3 month EURIBOR for M - 2, where M is the month of the date in which the due payment is settled.

                Should acceptor decide to choose for a fixed rate for the calculation of the financial lease rent, this option will apply to the repayment of the advance under the same TEC 10 reference conditions in accordance with the following formula:

                  Nominal loan interest rate = TEC10

                Acceptor grants lessor the option of modifying the modalities of reimbursing the advance determined above, in particular in the event of bankruptcy, court-ordered protection from creditors or liquidation, under the sole reserve that he is notified of same.

                Acceptor waives in advance [the option of] claiming the repayment of the loaned sum prior to the expiry of the financial lease contract and of invoking for any reason whatsoever the provisions of Article 1244 of the Civil Code.

                It is nonetheless expressly agreed that in the event of outstanding sums arising from this financial lease not being paid, the repayments payable arising from the advance referred to above can be set against the sums payable by acceptor.


        2/SHARE OF BATIFRANC

        A/BASIS FOR CALCULATING THE RENT

        A-1 The financial conditions of the financial lease have been determined on the basis of a total investment of EIGHT MILLION EIGHT HUNDRED THOUSAND FRANCS (FRF 8,800,000) ex VAT.

        B/MODALITIES OF CALCULATING THE RENT

        B-1 The schedule of repayments given below is calculated on the basis of the following refunding operations:

                - a financial resource for a sum of FRF 6,000,000 (six million francs) agreed with the BNP, bearing interest at the rate 3 Month Monthly EURIBOR rate raised by 0.8 points, repayable in 47 quarterly payments.

        The EURIBOR rate was chosen for the establishment of the schedule given below, which for indicative purposes is 5.041 % prior to increase.

                - an advance from acceptor of a sum of 2,800,000 francs, stipulated as not bearing interest, repayable in 47 quarterly linear installments as they fall due. The modalities of the composition and reimbursement of this advance are set out in greater detail in paragraph B-4.

        B-2     Apart from the refunding indicated above, the schedule
        of payments comprises the remuneration of the financial lessor. This remuneration covers his operating costs, the risks incurred, and the costs of his European solvency ratio, it has been determined having regard for the amount of the operation and the financial products generated by its financial flows. For each quarter it comes to the sum of 13,!56 francs ex tax, and cannot be reviewed. It is fixed and final, insofar the amount of the investment or that of the resources determined in article B1 is not modified.

        B-3     The sums indicated in the schedule given below are quarterly and exclusive of tax. Unless express provision is made otherwise below, they cannot be either updated or reviewed.

                       GENERAL SCHEDULE OF RENTAL PAYMENTS
                               SHARE OF BATIFRANC


                               No.                    Due Date Debt outstanding
                                                                      Financial
                                                                          Total
                                                                           Rent

                                                                  After payment
                                                                   Amortization
                                                                       Invoiced

TOTAL

        B-4 The finance acceptor grants to financial lessor, which is accepted by his representative, a loan for the amount of 2,800,000 francs (two million eight hundred thousand francs), in the form of acceptor's advance that will remain frozen in his accounts.

        The payment of this acceptor's advance will be made on the day of signing of these presents, to be compensated in the due amounts with the price of the sale, as is explained here below.

        The financial lessor will in his books open in the name of finance acceptor a special account corresponding to the acceptor's advance granted above that is intended for recording the relations of the finance acceptor and the financial lessor on the occasion of the acceptor's advance.

        By express agreement between parties, this acceptor's advance is repayable over a period of 47 quarters counting from the commencement of the rental and will not bear interest.

        The repayment of this advance will be effected by setting it against the rent payable exclusive of VAT in the amount of 47 linear quarterly payments, being 59,574.47 francs a quarter.

        The repayment of this acceptor's advance could should the case arise be made by setting it against all other sums due for any reason whatsoever to the finance lessor by the finance acceptor.

        The finance acceptor grants the financial lessor the option of amending the modalities of the repayment of the acceptor's advance defined here above, in particular in the event of default, court-ordered protection from credit or liquidation, subject to the sole reserve of being notified of same.

        Financial lessor will be considered as having performed his undertaking in his capacity of borrower by the sole fact of the repayment in full of the acceptor's advance at the latest on the contractual expiry date of the acceptor's advance, in a single payment should the case so arise.

        The finance acceptor waives in advance [the option of] claiming the repayment of the loaned sum prior to the expiry of the financial lease contract and of invoking for any reason whatsoever the provisions of
        Article 1244 of the Civil Code.

        C/CHANGES IN THE RENT
        C-1 The rent covers the remuneration of the financial lessor and the refunding of his resources made available for this operation. It is not susceptible to any amendment except those justified by an amendment made to the amount of the investment either to the cost of the resources, inherent in the characteristics of these financing operations (loans at variable rates, etc.).

        C-2 The rent may be amended as set out in the following:

        That part of the rent corresponding to the financial resource will vary quarterly both upwards and downwards in relation to variations in the EURIBOR rate, such as indicated to financial lessor by the Banque Nationale de Paris - Paribas.

        The amortization of the principal will be calculated from when the financial lease takes effect on the basis of the EURIBOR 3 month monthly rate used for the calculation of the first quarterly installation. The amortization is calculated on a quarterly basis. The amortization thus obtained will be increased by the interest on the principal still outstanding at the start of the period on the basis of the most recent EURIBOR 3 month monthly rate known at the time of invoicing, namely a month prior to the due date (M-2, M being the first month of the quarter).

        D/PAYABILITY OF THE RENT

        D-1     The rent is payable in advance counting from the day when the financial lease comes into effect such as defined in Article 2 "DURATION", namely the 1st of December 2000.

        D-2     It is payable quarterly in advance on the first day of the quarter.

                Replacement or suppression of the reference rates adopted by parties

                Should one or other of the rates adopted above cease to be published or should be suppress prior to the expiry of the financial lease, the variations will be determined by referring to the rates intended to replace the suppressed rates by using the conversion coefficients determined by the competent authority.

                In the absence of the provision of a replacement rate or conversion coefficient, parties will agree to replace the missing rate by another rate of their own choice.

                In the absence of agreement, the replacement rates will determined by two experts chosen by joint agreement or officially appointed further to the petition of the most willing party by His Honour the President of the Court of Grand Instance at Paris.

                In the event of disagreement, these experts will have the option of calling on third expert in order to decide between them. This third party may also be appointed by the President upon the simple petition of the most willing party.

                The absence of a reference rate may not justify any delay by acceptor in paying the rent. The rent will continue to be paid when it falls due on the basis of the last known rate, until correction as soon as the difficulty is overcome.

        7.      TERMINATION AT THE REQUEST OF ACCEPTOR (CHAPTER I, K)

        ACCEPTOR has the option of requesting the termination of this contract as of the end of the 6th year following the date on which the financial lease contract takes effect.

        8.      LEASE FEE OR VAT OPTION (CHAPTER I, M)

        LESSOR declares that he opts to be subject to the value added tax, which is expressly accepted by ACCEPTOR.

        9.      UNDERTAKING TO SELL (CHAPTER II, O)

        Sale price in the event of the realization of the undertaking to sell upon the expiry of the contract: ONE EURO

        10.     PREMATURE EXERCISE OF OPTION (CHAPTER II, P)

        ACCEPTOR has the option of acquiring the leased goods as of the 7th year following the date on which this financial lease takes effect.

        11.     COMPENSATION AND REPURCHASE PRICE OF THE IMMOVABLE

        a)      COMPENSATION IN THE EVENT OF TERMINATION

                1)      At the express request of ACCEPTOR

                        The amount of this compensation will be equal, having
                regard to the specific nature of the complex of immovables to sixty-five percent (65%) of the outstanding principal.

                2) Upon the request of ACCEPTOR in the event of partial compulsory purchase, loss, or as of right in the event of total compulsory purchase

                        The amount of this compensation will be equal to the
                entirety of the outstanding principal.

                3)      At the request of LESSOR

                        The amount of this compensation will be the entirety of
                the outstanding principal.

        b) PRICE OF PURCHASE DUE UPON THE PREMATURE EXERCISE OF THE PURCHASE OPTION OR IN THE EVENT OF LOSS OR TOTAL COMPULSORY PURCHASE:

                The amount of the purchase price, whether this is done amicably at the request of ACCEPTOR such as indicated above, or as the result of a loss or a partial compulsory purchase will be determined as follow:

                1 degrees/ In the event of variable rent:

                ACCEPTOR must pay to LESSOR the amount of principal still oustanding when the option is exercised increased by 2% until the end of the tenth year, and increased by 1% in the eleventh year.

                2 degrees/ In the event of fixed rent:

                ACCEPTOR must pay to lessor the total amount of the rents yet to elapse from the time of the premature purchase, increased by the amount of the purchase option at the end of the contract, all after the updating of the amounts on the basis of the contract rate reduced by two points.

                C) IN ADDITION TO THE TERMINATION COMPENSATION OR THE PRICE OF THE PREMATURE REPURCHASE RESULTING FROM PARAGRAPHS A) AND B)
                ABOVE:

                        ACCEPTOR must settle with LESSOR for the entirety of the compensation and contractual modalities that they might have agreed elsewhere.

                12. RATE OF INTEREST ON LATE PAYMENTS (CHAPTER I, PARAGRAPHS I AND J)

                        Counting from the due date, lessor will be apply the following rate: MMR + 5 points

                        MMR = MEAN MONTHLY MONEY MARKET RATE (Monthly mean of average rates weighted in TEMPE or EONIA euros).

                        The MMR used for the calculation of said interest will be the arithmetic mean of the 3 MMRs published for the months M - 3 to M - 1, where M is the month that the interest becomes payable.

                13.     STUDY AND PACKAGING FEES

                        The fee for the technical studies and for assembling the package come to FRF 75,000 ex tax, which is settled at the same time, will be shared as followed:

                        -       NATIOCREDIMURS: FORTY-FIVE THOUSAND FRANCS EX
                                TAX
                        -       BATIFRANC: FIFTEEN THOUSAND FRANCS EX TAX
                        -       KBC, party acting below: FIFTEEN THOUSAND FRANCS
                                EX TAX

                14.     ADMINISTRATIVE EXPENSES

                        The following costs will be charged by lessor during the entire term of the contract for immovable financial lease:

                        -   Management of a dispute relating to the structure or a loss
                                                                                                      17,500 ex tax
                        -   management of a subsidy or external loan                                  12,500 ex tax

                        -   management of imposts and taxes annually                                   1,250 ex tax

                        -   application requiring research, delivery of a certificate
                            or other                                                                     500 ex tax

                        -   costs of letter of reminder for unpaid accounts                              500 ex tax

                        -   costs of transfer of this contract                                        25,000 ex tax

                        -   amendment of an application by acceptor leading to the
                            drafting of an additional clause                                          12,500 ex tax

                        -   premature exercise of option                                              20,000 ex tax

        The entirety of these costs will be linked to the changes in the national index of construction costs drawn up by the Institut National de la Statistique et des Etudes Economiques where the base index of 100 is the index for the fourth quarter of 1953. The reference index adopted for the calculations [of this contract] will be that of the 2nd quarter of 1997, namely 1060.

        The index used for comparison when calculating costs will be the index of the antepenultimate quarter prior to invoicing.

        Whatever the case, the index used for comparison purposes may never be less than the initial reference index indicated above.

        These sums as well as all other sums due for this contract will be deducted directly by Lessor from the account of Acceptor.

        15.     GUARANTEES

        1/      PLEDGE OF THE ACCEPTOR'S ADVANCE

        By way of guaranteeing all sums that may be payable to Lessor by Acceptor arising from this financial lease contract for principal, interest, costs, and appurtenances whatsoever and the performance of all undertakings entered into for any reason whatsoever by acceptor in respect of lessor, acceptor assigns to lessor in pledge and without renewal and until extinction, the claim he holds by way of the advance of FOURTEEN MILLION FRANCS (FRF 14,000,000) granted here above.

        To this effect, acceptor places and subrogates lessor in preference to himself in due proportion in all his rights, deed and privileges.

        Acceptor states that the assigned claim assigned by way guaranteeing all sums payable to lessor are not the object of any objection likely to hinder the effect of this assignment.

        Acceptor states that to this day he has not granted no transfer nor any pledge of all or part of the sums arising from the claim given in guarantee in favour of lessor.

        Acceptor undertakes not to establish any assignment or other pledge on said claim other than those resulting from these presents nor to implement any transfer of the claim given in guarantee under the terms of these presents.

        In the event of the total or partial non-payment of the sums payable to him by acceptor by these presents, lessor will be authorized pursuant to this present assignment to directly debit the sums payable to him from the amount of the credit that has been expressly assigned to him.

        The modalities of the reimbursement of the balance of acceptor's advance will then be arranged having regard for this.

        2/LETTER OF INTENT SUPPLIED BY XEIKON N.V. ON 29 NOVEMBER 2000

                It is here recalled that it appears from a letter dated 29 November 2000 emanating from the company XEIKON France N.V. the following which is reproduced in full below:

        Dear Sirs,

        It has long been a policy of ours to support our subsidiaries and to make sure that no organization incurs any loss by reason of its dealings with them.

        We are aware of the financial lease for FRF 44,000,000 for a duration of 11 years and 9 months, repayable in quarterly installments that you are granting to our subsidiary, XEIKON France S.A. with a share capital of FRF 133,766,500 with principal office at BELFORT (90005), 28 rue Ernest Thierry Mieg BP 257.

        For this reason and in accordance with this policy we hereby confirm that we will do everything necessary to ensure that our subsidiary XEIKON France SA has sufficient cash resources to comply with its undertakings in your respect that arise from financial lease referred to above.

        In view of the fact that our undertaking in respect of XEIKON France SA is an essential condition of the granting of the financial lease by your establishment to XEIKON France SA, it is expressly understood that our undertaking constitutes a contract for results, that is to say we undertake to ensure that all sums due by reason of the immovable financial lease contract are settled in good time by our subsidiary XEIKON France SA, or in its absence by ourselves.

        This undertaking will remain in effect for as long as XEIKON France SA remains bound in your respect including the eventuality in which we might alienate all or part of our holding in our subsidiary. In the event of the alienation by XEIKON NV of its holding in XEIKON France SA an application will be submitted to the various finance committees in order to examine the possibility of raising the obligations contained in this letter of intent and replacing them with guarantees that are at least equivalent to them that could be adopted in their place.

        Moreover, during the entire duration of the financial lease, we undertake to maintain the equity and associated current accounts of our subsidiary XEIKON France SA at at least 20% of the total of the balance sheet, increased by the liabilities of the financial lease rent.

        We may clarify that by equity is meant the amount of the nominal capital, plus any acquisition differences, emission or merger premiums, the legal reserves as established by the articles of association or required by law, the results of the financial year under consideration, and investment subsidies and regulatory provisions.

        XEIKON France SA is for 99% owned by NIPSON INTERNATIONAL S.A. which itself is 80% owned by XEIKON NV.

        In the event of a reduction of the direct or indirect holding of XEIKON NV in the capital of XEIKON France SA to below a threshold of 51%, the lease will be terminated should lessor see fit without any prior formality judicial otherwise being necessary. This termination will give rise to compensation becoming payable equal to the capital still outstanding.

        Nonetheless if Lessor after being duly informed by registered letter accompanied by acknowledgement of receipt sent at least a month prior to the change in the shareholding structure should consider said change does entail any significant increase of his risks, Lessor will inform Acceptor that the lease will not be terminated. This clause will retain its full effect in the event of any new changes in shareholding structure.

        Insofar necessary and in accordance with the general principles of monetary law, it is recalled that the sums designated in French francs pursuant to these presents will be considered as of right to be designated and payable in the single European currency when the French franc ceases to be legal currency or more generally it is replaced by the single European currency in accordance with the applicable community and/or national regulations.

        It is nonetheless clear that the replacement of the French franc by the single European currency will not give rise to either a renewal nor a cessation of our relations even if for technical reasons a change in reference [currency]might be observed.

        For the rest it is expressly agreed that the undertaking we are entering into subject to the terms of this letter will be subject to French law and that any problems that these may give rise to will be submitted to the exclusive jurisdiction of the Courts at Belfort.

        3/      UNDERTAKING BY ACCEPTOR

        During the entire duration of the financial lease contract, acceptor undertakes to abide by the financial structure with the ratio indicated below, namely:

                      Net assets + partner current accounts
                      -------------------------------------
 Balance sheet total (including the liabilities of the financial lease payments)

         =        at least 20%

        The representative of XEIKON France SA undertakes to supply evidence at all times that this ratio is being respected.

        All failure to comply with this undertaking may result in the termination of this contract in accordance with the conditions of Article L of Chapter I of the General Conditions should the lessor see fit.

        4/      AGREEMENT TO SHARE RISKS THAT APPLIES ONLY TO THE NATIOCREDIMURS
                SHARE

        The following persons now act in these presents:

        Mrs Agn s ROQUELAURE, Notary's Clerk, residing at PARIS (2 me Arrondissement), 15 boulevard Poissonni re,

        Acting in the name of and for the account of the company indicated below KBC BANK, with principal office at Brussels (Belgium), Avenue du Port 2. Said company having its principal French establishment at WASQUEHAL
        (Nord), 32 avenue de la Marne, identified under SIREN number 419 339 965, entered in the register of commerce and companies at ROUBAIX-TOURCOING.

        Pursuant to the powers granted to him by Mr Theo SPEELMANS, General Manager of KBC BANK branches in France, subject to the terms of a private power of attorney dated PARIS 28 November 2000, copy of which remains attached hereto in annex.

                      Referred to hereinafter as the Bank.

        Who after having learnt of the foregoing declares that it grants a guarantee of shared risk for this financial lease operation in respect of the NATIOCREDIMURS company subject to the conditions set out below.

        ART. 1 - GUARANTEE UNDERTAKING

        The BANK declares that it guarantees NATIOCREDIMURS without division and without examination of assets 20% of the investment defined in the title of this contract amounting to FRF 44,000,000 ex tax, namely to a limit of FF 8,800,000.

        ART. 2 - EFFECTIVE DATE AND DURATION OF THE GUARANTEE

        The guarantee relating to the investment indicated in the foregoing statement will come into effect on the date of the signing of the financial lease contract and will continue for the entire duration of said contract.

        ART. 3 - DEFAULT OF THE ACCEPTOR OF THE FINANCE

        The guarantee provided in Article 1 will be taken up by NATIOCREDIMURS in the event of the default of finance acceptor in accordance with the conditions set out in Article 4 hereinafter.

        Independently of the clauses of the financial lease contract, the default of the finance acceptor will be the consequence of a notice of default recording the reason for the non-performance of the contract that meets with no response for one month after its notification by registered letter or extra-judicial act and that leads to or could lead to the cancellation of the financial lease.

        In the event of court-ordered protection from creditors or the liquidation of the assets of the finance acceptor, the default will result from the waiver by the court-appointed Administrator or Liquidator to continue the contract and will take effect on the date the Court decision is given.

        Should this occur NATIOCREDIMURS undertakes to take all steps necessary for the protection of its rights in the shortest possible time and in particular to declare all claims arising from the financial lease operation.

        ART. 4 - INVOKING THE GUARANTEE

        NATIOCREDIMURS will inform the BANK by registered letter accompanied by acknowledgement of receipt of the default of the finance acceptor thus determined.

        In the event of the termination of the financial lease contract for reasons other than an unpaid rent instalment of rent all invocation of the guarantee must be made at the very latest within two months of the cancellation date.

        This notification serves as the invocation of the guarantee and the Bank will have to transfer the sums concerned into the hands of NATIOCREDIMURS.

        The amount of the guaranteed claim will be equal to the amount of the capital still outstanding after the payment of the last rent payment, increased by the debit balance on the account of the finance acceptor (tax, imposts, and insurance without this enumeration being in any way exhaustive by reason of the ancillary charges of the financial lease).

        Should the financial lease contract be terminated, the BANK will until the immovable is put to commercial use (sale or new financial lease tenancy) moreover pay to NATIOCREDIMURS at the end of each quarter in the same proportion as the percentage of the assumption of risk:

        - the costs involved in the recovery, preservation of the immovable and of offering it for commercial use;
        -       the costs of the financial burden.

        ART 5 - GUARANTEES

        The personal and tangible guarantees arranged in favour of NATIOCREDIMURS in the context of the aforementioned financial lease operation, will benefit the BANK in the same order of priority as and concurrently with NATIOCREDIMURS.

        Proceedings in respect of the defaulting finance acceptor and/or his guarantors, as well as the realization or renewed commercial exploitation of the immovable that is the object of this financial lease will be exercised at the instance of

        NATIOCREDIMURS for the entirety of the claims at the same time as the recourse to the guarantee of the BANK, it being his task duly to report on this.

        NATIOCREDIMURS will apply the yield of any recovered sums to the settlement of its claims and those of the BANK in the same proportion as the risks assumed and in accordance with the procedures set out in
        Article 6 below.

        During the entire duration of the financial lease, NATIOCREDIMUR undertakes not to establish new guarantees in respect of the principal guarantor or co-guarantors for any reason whatsoever, except to benefit the BANK in proportion to its participation and in the same order of priority.

        ART. 6 - ALLOCATION OF RECOVERED SUMS

        All sums likely to be collected by NATIOCREDIMURS after invoking the guarantee by pursuing the proceedings evoked in article 5 above, will be used in a way and in the order of payment or reimbursement indicated below depending on the case and upon presentation of the justifying documents duly receipted:

        1) imposts, taxes, costs and fees due on the occasion of the sale of the immovable, costs and charges of the maintenance of the immovable, management fees, etc. ...

        2)      external expenses, dues and fees of disputes;

        3) shares in financial liabilities accruing to NATIOCREDIMURS and the bank in proportion to its share in the risk;

        4) the available balance will be set against other sums due by reason of the financial lease contract for any reason whatsoever including the outstanding sums dating from before the guarantee was invoked, interest for late payment, penalties, compensation payments, etc.

        In the sums recovered are insufficient to cover the repayment of the sums accruing to the BANK under the conditions stipulated above, NATIOCREDIMURS undertakes not to agree terms with the debtors and/or co-guarantors without the express agreement of the BANK.


        ART. 7 - APPROVAL OF THE NEW ACCEPTOR IN THE EVENT OF THE TRANSFER OF THE CONTRACT

        In the event of the transfer of the contract of immovable financial lease, the new finance acceptor must assume for his account all the charges and conditions of said contract.

        NATIOCREDIMURS will request the BANK to approve the transferree and BANK undertakes to give its decision in writing within a period of 15 days counting from the date of the receipt of said request, in the absence of which the agreement of BANK will held to have been granted.

        Subject to the reserve of the approval of the transferree by BANK, this agreement will be maintained in all its effects.

        ART. 8 - RESALE OR NEW LEASE

        NATIOCREDIMURS will make every effort, when termination has been decided upon, to resell or again lease subject to the best conditions and as quickly as possible the goods that are the subject of the financial lease contract referred to above.

        NATIOCREDIMURS will inform BANK in advance of all attractive solution of sale or new lease of the goods that presents itself. It will in such cases allow it [BANK] a period of ten working days to submit a purchase offer or new lease offer under more advantageous conditions.

        ART. 9 - FEE

        BANK will receive in return for its guarantee:

        A fee equal to 1.15% a year of the guarantee liability arising from the financial lease contract, to be paid quarterly by NATIOCREDIMURS. This fee will be payable by NATIOCREDIMURS to BANK as of the date on which the financial lease contract comes into effect and will be paid in advance on the date on which the financial lease payments fall due. It will cease to be payable on the date of the cancellation of the financial lease contract or upon the expiry of said contract after payment of the last quarterly instalment.

        ART. 10 - ELECTION OF DOMICILE

        For the purposes of these presents, parties elect domicile in their respective Principal Offices designated in the paragraph identifying parties.


        16 - OTHER PROVISIONS

                1/ASBESTOS REGULATIONS

                The following appears from the report prepared by the APAVE company, with offices at MULHOUSE (Haut Rhin), 2 rue Thiers, dated 17 September 1999, and is reproduced literally below:

                "The visited premises do not contain any accessible or visible flocking, insulation or drop ceiling containing asbestos within the meaning of Decree 96-97 (FLOCKING/INSULATION) and supplemented by decree 97-855 (DROP CEILINGS)".

                2/INSTALLATIONS CLASSIFIED FOR THE PROTECTION OF THE EVIRONMENT

                ACCEPTOR states that the operation of the complex of immovables is subject to the regulations governing classfied for the protection of the environment, as is explained in the foregoing statements.

                With respect to the activity that is or will be pursued on the site that is the subject of these presents, ACCEPTOR undertakes by way of essential and necessary condition of the undertaking of LESSOR:

                - to keep LESSOR informed of all modifications that might be made in the context of the authorizations that have been granted to him by way of his activity and to furnish all documents in support of said administrative authorizations.

                - to adopt all useful measures to ensure that the pursuit of his activity does not give rise to any disturbance or damage likely to obstruct or delay the satisfactory performance of construction works.

                2 degrees) Compliance with standards

                ACCEPTOR must conform in the context both of his activity and of the management of the leased immovable to the requirements determined by national and European standards, in particular with respect to safety and health.

                He must ensure the compliance of all equipment located in the immovable with these same standards, regardless of whether these are movables of movables that have become immovable by their use.

                He may not demand any modifications or works from LESSOR for the making the immovable or equipment of said immovable subject of this financial lease comply with the standards, even if this compliance with standards is the consequence of a legislative or regulatory requirement.

                He must assume, at his expense and without any recourse against LESSOR, the costs of the works that must be carried out in order to comply with the legal or regulatory standards.

                3 degrees) Responsibilities that may arise from the use of the leased building and from its structure

                All decisions relating to the choice of location, nature, configuration and use of the immovable subject of these presents have been taken by ACCEPTOR. LESSOR has taken no part in these decisions and is limited, at the request of ACCEPTOR, to providing within the limits determined above the financing for the operations made necessary by the decisions under discussion.

                During the entire period of this contract, ACCEPTOR will have the use, the management, and control of the leased immovable. He is consequently held to be the safekeeper thereof and this immovable is therefore placed in his exclusive safekeeping, which responsibility he must attend to in full without being able to exercise any recourse whatsoever, for any reason whatsoever, against LESSOR.

                As for any harm or damage that could be caused, both to ACCEPTOR and to third parties by reason of the structure itself of the leased immovable (and in particular by the nature of the floors), it should be remembered here that it [the structure] hs been chosen by ACCEPTOR, they are taken in their entirety into the care of this latter, who may not, as in the foregoing case, exercise any recourse whatsoever against LESSOR for any reason whatsoever.

                Bearing in mind the activity pursued by LESSOR in the premises, that could give rise to contamination, particularly of the soil and the subsoil, the following is agreed by way of necessary and essential condition of the undertaking of LESSOR, which is expressly accepted by
        LESSOR:

                - ACCEPTOR assumes the task while strictly complying with current and future legislation applicable to the type of activity pursued to eliminate wastes and to recover materials in such a way that all toxic effects are avoided.

                - ACCEPTOR will be considered as the debtor [originator] of these wastes and waives all recourse against LESSOR in this respect, undertaking to the contrary to keep him out of all disputes so that he can never be implicated, in the event of the sale of the immovable.

                - all expenses resulting from the application of all Laws and Regulations and in a general fashion from the activity of ACCEPTOR will be borne by ACCEPTOR or his legal successors.

                - in the event of the termination of the financial lease for any reason whatsoever an [environmental] audit will be held in order to determine the condition of the soil at the exclusive expense of ACCEPTOR, in the event that the activity pursued by ACCEPTOR could be considered to be a source of pollution.

                ACCEPTOR must, at the first request of LESSOR:

                - show that he has made the declarations demanded by the regulations then in effect on the cessation of the activity on the site concerned,

                - comply with all measures of prevention and restoration that may be required either by the administrative authorities or by the auditing body, and by the regulations then in effect.

                - obtain from the Administration all certificates and supporting documents showing that entirety of the formalities imposed by the regulations in effect and related to the transfer of the activity have been complied with.

                - The same will apply in the event that ACCEPTOR does not exercise the purchase option or requests the simple lease within the agreed period of time.

                All expenses and fees that LESSOR will be led into by reason of what has been agreed in this article or as a result of complying with the conditions set out above as well as all instruction to which LESSOR might be subjected will constitute an established charge on ACCEPTOR.

                ACCEPTOR must hold LESSOR free of all liability arising from harm or damage caused to anybody whatsoever.



                                   CHAPTER IV
                            MISCELLANEOUS PROVISIONS

                DELEGATION OF MANAGEMENT

                Mr Clerc, referred to above as the representative of the BATIFRANC company, hereby authorizes by these presents the NATIOCREDIMURS company for the entire duration of this financial lease for the purpose of effecting all operations of daily management and administration relating to this financial lease and in particular:

        - collect all sums by way of ordinary or extraordinary charges, termination or recission payments, price of sale, taxes and imposts, with the exception of rents and advance rents should the case arise;

        - to distribute the proceeds of his management between NATIOCREDIMURS and the company it represents in proportion to their participation in this operation;

        The representative of the NATIOCREDIMURS company expressly accepts the instructions so conferred.

        Acceptor notes the above agreements and undertakes:

        - to pay to NATIOCREDIMURS all sums that he may be required to pay to lessor for any reason whatsoever by reason of this financial lease,

        - to notify NATIOCREDIMURS of all requests for exercising option, premature or otherwise, or for the termination of this financial lease, and to notify him of all transfer or contribution to a company of the right to this financial lease.

        It is nonetheless specified:

        - that the rents and the VAT will be administered separately by each of the companies each for their share of the investment;

        - that the prior agreement of authorizing party must be obtained for any decision that goes beyond the context of daily management (cancellation, premature exercise of option, transfer, compulsory purchase of the immovables, loss, legal proceedings, etc.).

                STATEMENTS

                LESSOR and ACCEPTOR both declare the following in respect to themselves:

                They are of French nationality, with their offices in France.

                They are not the subject of any suit for voidance of contract or that seeks their winding up.

                They are not and never have been in state of court-ordered protection from creditors, liquidation, or suspension of payments.

                They have not received any notification indicative of the compulsory purchase of the immovable, that is the subject of these presents.

                ESTIMATE OF THE VALUE OF THE INVESTMENT AND VALUE OF THE LAND:

                Parties indicate the following:

                - the investment amounts to the sum of FORTY-FOUR MILLION FRANCS (FRF 44,000,000) ex tax.

                - the sale price in the event of the realization of the undertaking to sell upon the expiry of the contract is one Euro.

                - the value of the land is four million five hundred thousand francs (FRF 4,500,000).

                COMPULSORY STATEMENTS

                In order to comply with the requirements imposed by decree no. 95-617 of 6 May 1995 adopted in application of Article 57 of the guiding law for physical planning no. 95-115 of 4 February 1995, the LESSOR delivers the following documents to ACCEPTOR:

                - recapitulative statement in accordance with the regulatory requirements referred to above;

                - and a schedule that shows for each rent payment the share of the latter taken into account for the determination of the price of the possible transfer of the immovable property upon the expiry of the contract.

                ELECTION OF DOMICILE

                Parties elect by the execution of these presents and their effects domicile in their respective principal offices.

                All writs of execution and others will be validly served at this elected domicile even in the event of the transfer of this lease and notwithstanding the authorization or intervention of the LESSOR in the writ.

                DESIGNATION OF JURISDICTION

                It is agreed by common agreement between parties that insofar necessary jurisdiction is granted to the competent courts of PARIS, without prejudice to the application of the provisions of Article 48 of the new Code of Civil Procedure.

                EXPENSES

                All expenses, dues and fees of these presents and all those that follow from them or are a consequence of them, including the costs of the original copy to be supplied to LESSOR will be borne by LESSOR who undertakes to pay them.

                                                    WHEREOF RECORD ON 54 PAGES

                Drafted in the presence of:

                -       Maitre RIGOLLET, Notary at BELFORT representative of
                        LESSOR

                - Maitre BOCQUILLON, Notary at BESANCON, representative of BATIFRANC.

                Done and executed at PARIS (second arrondissement) 15, Boulevard Poissonni re
                In the notarial office referred to in the introduction to these presents.

                This deed having been read aloud to parties and the signatures of same on said act having been received by Mrs Isabelle MACK, Notary's Clerk authorized and sworn in for this purpose pursuant to deed recorded in the records of the notarial office, who also signed this document.

                - 6 approved corrections

                - 0 lines drawn in blank spaces

                - 1 entire line deleted

                - 4 figures deleted void

                - 21 words void.

                IN THE YEAR TWO THOUSAND
                THE FIRST OF DECEMBER

                And the Notary signing below did sign on the same day.
                Followed by the signatures of Mr DESVAUX - Mr CLERC - Mr CONVENT
           - Mrs ROQUELAURE - Mrs MACK and Maitre Pascal DUFOUR, the latter being Notary at PARIS.
                The following statement in the margin:
                REGISTERED AT PARIS 2 BONNE NOUVELLE
                11 December 2000 - RCPT. 544 No. 3
                RECEIVED: FIVE HUNDRED FRANCS
                Signed: Liliane LACHMANN, Inspector of Taxes